February 21,
2025

Joshua Ralston
Chief Executive Officer
General Enterprise Ventures, Inc.
1740H Del Range Blvd, Suite 166
Cheyenne, WY 82009

       Re: General Enterprise Ventures, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 14, 2025
           File No. 333-282611
Dear Joshua Ralston:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed February 14, 2025 Business
Patents, trademarks and licenses and their duration, page 40

1. We note your revisions in response to prior comment 12, which we reissue. Please revise the table of patents to provide the type of patent protection and jurisdiction for each patent and clarify which patents relate to which of your products. February 21, 2025
Page 2

      Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Industrial
Applications and
                                                       Services
cc:   Anthony F. Newton, Esq.